Exhibit 99.1

Canadian Zinc Provides Update and Prepares to Close $20 Million Financing

CZN-TSX
CZICF-OTCQB

VANCOUVER, July 5, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("Canadian Zinc" or the "Company") is pleased to provide an update following Canadian Zinc's recent Annual General and Special Meeting ("AGM").

Highlights

•	RCF financing approved, expected to close July 10, 2018.
•	Don MacDonald confirmed as CEO.
•	Corporate reorganization approved.

RCF Equity Financing Approved by Shareholders

The previously announced $20 million financing by RCF VI CAD LLC ("RCF"), a subsidiary of Resource Capital Fund VI L.P., was approved at the AGM and is planned to close on or about July 10, 2018. This closing will bring RCF and its associates holdings to approximately 41% of the issued shares of the Company and 48% if the warrants are exercised.

On closing the Company will issue 100 million units to RCF at a price of $0.20 per unit. The subscription price of $0.20 per share represents a 61% premium over the 10-day volume weighted average price of the Company's shares as of May 14, 2018. Each unit consists of one common share and one-half warrant. Each warrant will entitle RCF to purchase one common share at an exercise price of $0.25 per share until December 31, 2018.

Ross Bhappu, Head of Private Equity Funds for RCF commented: "RCF is pleased to continue its relationship with Canadian Zinc and provide support to this exciting company. The most recent financing will increase RCF's equity exposure and ensure the Company is debt free as it embarks on the final stages of pre-construction activities."

The proceeds of the financing will be used to repay the US$10 million bridge loan advanced by RCF in December 2017 and for ongoing development of the Company's flagship Prairie Creek Lead-Zinc-Silver Project in the Northwest Territories, including additional engineering and permitting work to improve project confidence and general working capital.

Don MacDonald Appointed CEO

Don MacDonald, President since May 16, 2016, was appointed Chief Executive Officer immediately following Canadian Zinc's AGM on June 27, 2018.

Commenting on the appointment, Non-executive Chairman and former CEO, John Kearney stated, "We are delighted to have been able to recruit Don MacDonald to take over as CEO. Don has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career and has all the necessary background and experience to lead the Company forward with the financing and development of the Prairie Creek Mine".

Most recently, Don was Acting President and CEO of KGHM International. He was CFO of QuadraFNX (now KGHM International) from 2010 to 2017 and CFO of NovaGold Resources Inc. from 2003 to 2010.

Don MacDonald, President & CEO, of Canadian Zinc said: "I am excited to be taking the helm at Canadian Zinc at this time when I believe we have the greatest opportunity for value enhancement in Canadian Zinc's entire history. This enhancement will be achieved by building on the work of John and his team; and working with all our stakeholders to complete the permitting process, arrange financing and put the Prairie Creek Mine into production. Prairie Creek is one of the highest grade (zinc-equivalent) undeveloped deposits found anywhere in the world."

Corporate Reorganization Approved

Shareholders also approved the resolution to implement an internal reorganization of the Company into a separate, publicly-listed holding corporation, NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary, Canadian Zinc Corporation.

The objective of this reorganization is to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. Discussions with financial institutions have confirmed that raising project debt financing to complete the development and construction of the Prairie Creek Mine would require that the Prairie Creek Project, which includes the property, assets, agreements and permits, be held in a separate stand-alone entity and that the public parent company be structured to act as project sponsor.

More details about completion of the reorganization, exchange of shares and change of name will be disclosed in due course.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of financing and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

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%CIK: 0000910569

For further information: Don MacDonald, President and Chief Executive Officer, (604) 688-2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 15:35e 05-JUL-18